Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 28, 2014

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina Fettig, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-194890 and 811-21061),

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-194893 and 811-21059)

and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-194888 and 811-21058)

Dear Ms. Fettig:

Thank you for your telephonic comments on April 25, 2014 and May 20, 2014 regarding the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2014 on Form N-2 (each, a “Registration Statement,” and collectively, the “Registration Statements”), and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 7, 2014 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. As we discussed with respect to each of these Funds, to the extent edits to the Registration Statements are necessary, they will be reflected in an amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 28, 2014.

Comment 1.

Please amend the Funds’ 40-17G filings filed with the SEC on October 15, 2013 to include, for each of the Funds, a copy of the relevant fidelity bond and a copy of the resolution of the majority of the board of managers who are not “interested persons” of such Fund approving the form and amount of the fidelity bond.

Response 1. In response to the Staff’s comment, the Funds inform the Staff supplementally that the Funds filed amendments to the above-referenced 40-17G filings with the SEC on May 5, 2014, and that such amended filings are in accordance with the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended.

Comment 2.

Please include one or more tables, charts, or graphs depicting the portfolio holdings by reasonably identifiable categories showing the percentage of net asset value or total investments attributable to each category in the Schedule of Investments on pages 5-9 of the Funds’ Certified Shareholder Reports.

Response 2. In response to the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will include charts within the Schedule of Investments in subsequent Certified Shareholder Report filings with the SEC that depict the portfolio holdings of each Fund by reasonably identifiable categories in accordance with Instruction 6(a) to Item 24 of Form N-2.

Comment 3.

Please include a line item for “commitments and contingent liabilities” in the Statement of Assets and Liabilities on page 10 of the Funds’ Certified Shareholder Reports and provide a parenthetical cross-reference to the appropriate discussion of this line item within the accompanying notes to the financial statements.

Response 3. In response to the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will include a “commitments and contingent liabilities” line item and corresponding parenthetical cross-reference to the discussion of such item within Note 8 of the accompanying Notes to the Financial Statements in subsequent Certified Shareholder Report filings with the SEC.

Comment 4.

Please provide a description of the treatment of the “Tax withholding on behalf of foreign investors” line item in the Statement of Changes in Members’ Capital on pages 12-13 of the Funds’ Certified Shareholder Reports.

Response 4. In response to the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will include a parenthetical cross reference to the description of the treatment of the “Tax withholding on behalf of foreign investors” line item, which is currently provided within Note 2.D. of the Notes to the Financial Statements and is reprinted below, within the Statement of Changes in Members’ Capital in subsequent filings with the SEC. Additionally, the Funds confirm to the Staff supplementally that the description within Note 2.D. of the Notes to the Financial Statements will be revised as follows for subsequent filings with the SEC:

Each Fund intends to continue to be treated as a partnership for Federal income tax purposes. Each Member is responsible for the tax liability or benefit relating to the Member’s distributive share of taxable income or loss. Accordingly, no provision for Federal income taxes is reflected in the accompanying financial statements. The Funds withhold and pay taxes on foreign Members’ share of U.S. source income and U.S. effectively connected income, if any, allocated from Portfolio Funds to the extent such income is not exempted from withholding under the Internal Revenue Code and Regulations thereunder. The actual amount of such taxes is not known until all Form K-1s from Portfolio Funds are received, usually in the following tax year. Prior to the final determination, the amount of tax is estimated based on information available. The final tax could be different from the estimated tax and the difference could be significant. Such withholdings are recorded as distributions in the Statements of Changes in Members’ Capital, are allocated to the individual Members’ Capital accounts to which they apply and are not an expense of the Funds.

Comment 5.

Please provide additional information describing what constitutes “near future” with respect to the description of Level 2 of the fair value hierarchy on pages 12-13 of the Funds’ Certified Shareholder Reports.

Response 5. In response to the Staff’s comment, the disclosure on pages 12-13 of the Funds’ Certified Shareholder Reports will be revised as follows for subsequent filings with the SEC:

•	Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Funds have the ability to access at the measurement date.

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active. Level 2 also includes those Portfolio Funds which can be redeemed in the near future (i.e., Portfolio Funds with the ability to redeem on at least a quarterly basis).

•	Level 3 – Inputs that are unobservable. Level 3 also includes those Portfolio Funds which cannot be redeemed in the near future.

Comment 6.	Please include a description of the reasons for the transfers between investments classified as Level 2 and Level 3 on page 20 of the Funds’ Certified Shareholder Reports.

Response 6. In response to the Staff’s comment, the Funds inform the Staff supplementally that a description of the specific reasons for transfers between investments classified as Level 2 and Level 3 will be provided in subsequent filings with the SEC. The Funds further inform that the Staff that there were no transfers of investments out of Level 3 classification for any of the Funds during the fiscal year covered by the Funds’ Certified Shareholder Reports. Additionally, the re-classification of certain Level 2 investments as Level 3 investments generally reflects the fact that a Fund’s investment in a Portfolio Fund that is so re-classified is now under a lock-up and is no longer redeemable in the near future due to additional contributions made by the Fund to such Portfolio Fund.

Comment 7.

Please provide additional information regarding the structure of, and the method used to determine, the compensation of each member of the Investment Management Team within the “Description of Compensation” section of the Funds’ Certified Shareholder Reports.

Response 7. In response the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will, in accordance with Item 8(a)(3) of the Form N-CSR requirements, include additional information on the compensation of each member of the Investment Management team in subsequent filings with the SEC that is substantially in the form of the below description:

Members of the Investment Committee of the Investment Manager who are also Managing Directors of the firm are paid a base salary and an annual year-end bonus paid from a bonus pool calculated as a percentage of the net profits of the Investment Manager for the preceding calendar year. Members of the Investment Committee who are not Managing Directors are paid a base salary and are eligible for a year-end bonus determined on a discretionary basis by senior management of the Investment Manager. Base salaries are determined for each employee by senior management annually in advance and generally remain stable for Investment Committee members from year to year. Factors considered by senior management in determining discretionary bonuses include their assessment of an individual’s performance, the firm’s overall financial results and compensation trends in the investment management industry. No specific benchmarks are used to measure an individual’s performance for compensation purposes and compensation is not based on the value of assets managed by the Investment Manager, except indirectly to the extent that the value of assets under management impacts the Investment Manager’s profitability.

Additionally, in response to the Staff’s comment, the Funds inform the Staff that the above description will be included in the first amendment to the Funds’ Registration Statements, which will be filed via EDGAR on or about May 28, 2014, under the heading “Investment Advisory Services—Description of Compensation.”

Comment 8.	Please provide the Program incentive fee percentage used to calculate the expenses within the Examples in the “Summary of Fund Expenses” in the Prospectus.

Response 8. In response the Staff’s comment, the Funds inform the Staff that the disclosure made on page 13 of the Prospectus has been revised as follows:

The Examples below are based on the fees and expenses set forth above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and a Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the Examples. The Examples below include the 0.50% Program Fees as well as the Program incentive fee of 10% of aggregate Program net profits referenced in the table above. For the purposes of the Examples, we have assumed an annual Program incentive fee of 0.21% of the average net assets of each Fund. For additional information about the Program Fees and the Program incentive fee, please see “Prospectus Summary–Asset Allocation Program.” For purposes of the Examples, we have also assumed an annual hurdle rate of 1.55%, which equals the average annual three-month U.S. Treasury Bond rate over the most recent ten-year period.

*        *        *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180 or me at (212) 878-3066. Thank you.

Best Regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.

Clifford R. Cone